Mandelbaum Salsburg P.C.
Vincent J.McGill Partner	1270 AVENUE OF THE AMERICAS, SUITE 1808 NEW YORK, NEW YORK 10020	Direct Dial: 212 324-1876 E-mail: mcgill@lawfirm.ms

August 19, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

Washington, D.C. 20549

Re:	Adamant DRI Processing and Minerals Group
Registration Statement on Form 10-12G
Filed June 29, 2021
File No. 0-49729

Ladies and Gentlemen:

On behalf of our client, Adamant DRI Processing and Minerals Group (the “Company”), I am submitting this letter in response to comments received from the Staff in a phone call on Tuesday, August 17th with respect to the Company’s Registration Statement on Form 10 referenced above (the “Registration Statement”).

The Company has filed Amendment No.2 to the Registration Statement which addresses the issues which were the subject of the Staff’s comments. Specifically, the Registration Statement has been amended to update the financial information regarding the Company required by Regulation S-X through June 30, 2021. In addition, certain changes were made in language contained in the Risk Factors and a discussion of the Company’s status as a “Going Concern” was added under the subheading “Critical Accounting Policies and Estimates” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Company is aware of the fact that its registration statement becomes effective automatically and that it will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K, even if comments remain open on the Form 10. The Company looks forward to discussing this with the Staff.

The Company is aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

The Company appreciates your time and attention to this matter.

Please direct your comments, if any, or questions concerning this filing to the undersigned (516) 220-6569 or vmcgill@lawfirm.ms, or in my absence, Mark Orenstein (516) 491-6471or morenstein@lawfirm.ms.

Sincerely,

/s/ Vincent J. McGill
Vincent J. McGill